UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 20, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

HARMONY’S RISK-BASED APPROACH TO MANAGING IMPACT OF COVID-19

Johannesburg, Monday, 20 April 2020. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) noted, supports and commits to comply fully with the requirements of the amended lockdown regulations announced by the South African Government on 16 April 2020

Committed to a safe resumption of underground operations

During the remainder of the current national lockdown period, to the end of April 2020, operations at our underground mines will resume and will be conducted at a reduced capacity of not more than 50% and thereafter at increasing capacity as determined by the Minister of Mineral Resources and Energy. The Company anticipates that it will take up to five working days to restart its underground operations.

The Company rolled out a risk assessment-based COVID-19 prevention strategy across all of its operations before the lockdown was announced in March 2020 (see our SENS announcement released on 18 March 2020). The objective of the risk assessment is to identify, evaluate and rank the hazards associated with any exposures to COVID-19 and potential infections. It allows the Company to reduce or eliminate the probability of an employee contracting COVID-19 and to limit the severity should an employee be infected.

Harmony’s COVID-19 Standard Operating Procedure (“SOP”) is aimed at ensuring a safe return to work for each of its employees and meeting the conditions contained in the amended lockdown regulations published in the Government Gazette on 16 April 2020 for the safe resumption of operations. It has been informed by guidelines provided by the Department of Mineral Resources and Energy, the National Council for Infectious Diseases (“NCID”), the World Health Organisation (“WHO”), discussions with our trade unions and the Minerals Council South Africa.

All requisite staffing, facilities and equipment, as well as communication and education mechanisms, are in place to ensure:

•	rigorous screening as employees return to work and when at work; and if employees show

•	COVID-19 symptoms, to test and treat these employees for COVID-19;

•
quarantining of employees who test positive for the virus. Harmony has identified two quarantine sites - one at Brand 5 hostel in Welkom (Free State) with over 200 rooms available and a quarantine facility with 150 rooms in the Klerksdorp area (Northwest Province);

•	submission of data collected during screening and testing to the relevant authority;

•	transport of South African employees from their homes in the remote labour sending areas back to the Company’s mines;

•	recall of workers from neighbouring Southern African Development Community countries will be done at the end of lockdown in those countries;

•	care and counseling of employees deemed to be vulnerable;

•	preventive personal hygiene measures; and

•	social distancing and relevant controls in high density areas; a large congregation of people will not be allowed.

Harmony has a medical hub at each of its mines. These hubs are staffed with medical professionals, with at least one qualified doctor per hub, supported by qualified nurses.

In respect of the safe resumption of mining operations at its South African mines, the Company has conducted its own audits to check that the operations have adhered to its COVID-19 SOP. We have also agreed with our trade unions that they may conduct similar safety audits in conjunction with our management teams, to provide them with the assurance that our employees’ safety and health are protected.

Investors should note that in terms of South Africa’s Disaster Management Act 57 of 2002 ("DMA"), irrespective of the date on which the operations re-open or the lockdown is uplifted, the state of disaster remains in place for three months from the declaration date, or such earlier or extended date. Therefore, Harmony will ensure on-going compliance with the DMA COVID-19 regulations until mid-June 2020, or such time as the period is extended.

Harmony’s Hidden Valley mine in Papua New Guinea has continued to operate during the COVID-19 State of Emergency declared in that country. The delivery of essential supplies to the mine have continued, with strict isolation control measures in place. All non-essential staff has been removed from site and certain activities and expenditures have been curtailed to focus on safe, profitable operations during the pandemic. Protocols are being developed to allow the safe movement of personnel to and from site during this period.

Stronger free cash flow in Q3 FY2020

Harmony is cognisant of shareholder interest in and concern about the impact of the current global pandemic on its business. The Company is pleased to announce that an approximate 55% increase in operating free cash flow margin is expected for the quarter ended 31 March 2020, compared with the quarter ended 31 December 2019. This is attributable to an estimated 11% increase in the gold price received. The average recovered grade at our underground operations in South Africa was about 7% higher quarter on quarter. Total gold production quarter on quarter, was approximately 8% lower, due largely to the impact of the COVID-19 lockdown announced on 23 March 2020 and the usual slower start-up after the Christmas break.

A more comprehensive operational update on the nine months ended March 2020 will be provided during the first week of May 2020.

Balance sheet protection measures

The Company has committed to several measures to protect its balance sheet in the face of the global pandemic.

These include:

•	cash preservation

•	suspension of exploration and major capital projects;

•
rolling forward a majority of our hedge transactions maturing from the middle of April 2020 up to the end of May 2020, into the first three quarters of the new financial year. This was also done to better match the gold production;

•	declaration of force majeure on select supplier agreements;

•	drawing down on our Rand and US Dollar facilities to ensure sufficient liquidity during the lockdown and as we start up our underground operations; and

•	not committing to any new debt facilities.

The operating and financial information provided in this announcement is the responsibility of the directors of Harmony, and such information has not been reviewed or reported on by the Company´s auditors. The operating and financial information provided does not constitute an earnings forecast.

Conclusion

“Harmony employees belong to the Harmony family and are important to us. We are committed to protecting their health and ensuring a safe working environment. We are grateful that we can start up our underground mines and undertake to do so responsibly. Every possible mitigating and preventative process, procedure and control has been adopted to ensure that we start-up in a safe, controlled and accountable manner,” said Peter Steenkamp, chief executive officer.

Ends.

FOR MORE DETAILS,
Visit: www.harmony.co.za

CONTACT:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242

Max Manoeli
Manager: Investor Relations
+27 (0) 82 759 1775

Johannesburg, South Africa
20 April 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 20, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director